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02007761

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Bruce R. Doyle & Co., Inc.~~ Doyle, BR + Co Inc

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, Bruce R. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce R. Doyle & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

TERESA A. MAXWELL
Notary Public, State of New York
No. 24-4965758
Qualified in Kings County
Commission Expires 4/30/2002

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.


SEC MAIL PROCESSING
RECEIVED
MAR 1 2 2002
366
WASH, D.C.
SECTION

BRUCE R. DOYLE & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Bruce R. Doyle & Co., Inc.
c/o Gettenberg Consulting
65 Broadway
Suite 1004
New York, NY 10006

February 25, 2002

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2001 filed with the Exchange, shall be made available to all members or allied members of the organization.

Bruce R. Doyle, CEO
Bruce R. Doyle & Co., Inc.

Theresa Acunzo
Teresa Acunzo, Financial Officer

BRUCE R. DOYLE & CO., INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2001



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Bruce R. Doyle & Co., Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of Bruce R. Doyle & Co., Inc. as of December 31, 2001, and the related statements of income, retained earnings, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce R. Doyle & Co., Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 25, 2002

BRUCE R. DOYLE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 809,807
Deposit account		100,963
Commissions receivable		703,574
Miscellaneous receivable		7,500
Prepaid expenses		45,000
Total current assets		1,666,844
Fixed assets	$ 66,795	
Less: accumulated depreciation	(66,795)	
		-
Security deposit		7,935
		$1,674,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and taxes	$1,158,024
Error account	7,299
	1,165,323
Stockholder's equity:	
Common stock, $100 par value, 100 shares authorized; issued and outstanding 100 shares	10,000
Retained earnings	499,456
	509,456
	$1,674,779

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BRUCE R. DOYLE & CO., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Income:		
Commissions	$6,963,970	
Interest and dividend income	13,077	
		$6,977,047
Expenses:		
Officer's salary	672,400	
Salaries	2,752,010	
Floor brokerage expenses	432,563	
Seat lease expense	1,018,500	
New York Stock Exchange expenses	262,550	
Professional fees	72,716	
Dues and fees	596,808	
Travel and promotion	436,859	
Error losses	149,682	
Donations	13,405	
Telephone	72,403	
Office expenses	31,898	
Profit-sharing expense	34,740	
Other expenses	3,410	
New York State and city corporation taxes	22,528	
Payroll taxes	90,647	
Insurance expense	92,956	
Rent	23,805	
Interest	2,060	
Depreciation	5,285	
		6,787,225
Net income		$ 189,822

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BRUCE R. DOYLE & CO., INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$389,623
Net income	189,822
Distribution to stockholder	(79,989)
Balance, December 31, 2001	$499,456

See accompanying notes to financial statements.


LS
LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BRUCE R. DOYLE & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$189,822
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	5,285
Increase in deposit account	(100,963)
Increase in commissions receivable	(358,280)
Increase in miscellaneous receivable	(7,500)
Increase in prepaid expenses	(42,629)
Increase in accrued expenses	701,640
Increase in error account	(14,642)
Total adjustments	182,911
Net cash provided by operating activities	372,733
Cash flows from investing activities:	
Purchase of fixed assets	(5,285)
Increase in security deposit	(7,935)
Net cash (used) by investing activities	(13,220)
Cash flows from financing activities:	
Distributions to stockholder	(79,989)
Net cash (used) by financing activities	(79,989)
Net increase in cash	279,524
Cash, beginning	530,283
Cash, ending	$809,807
Supplemental disclosures:	
New York State and City income taxes paid during year	$ 11,400
Interest paid during year	$ 2,060

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BRUCE R. DOYLE & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Statement of Significant Accounting Policies:

Organization:

The company is a registered broker under the Securities and Exchange Act of 1934.

The company was incorporated under the laws of the State of New York on November 17, 1980, and is authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker.

Deposit Account:

The corporation has $100,963 on deposit with Neuberger Berman, LLC. The corporation, in accordance with its fully disclosed clearing agreement with Neuberger Berman, LLC, is required to have on deposit an account containing cash, securities, or a combination of both, having a market value of $100,000 or more.

Error Account:

The company maintains two error accounts; one with Investec Ernst & Company, and one with Neuberger Berman, LLC. As of December 31, 2001, the company was indebted to both for $5,610 and $1,689, respectively.

Income Taxes:

The company, with the consent of its sole shareholder, has elected to be taxed as an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The company is, however, subject to New York State franchise taxes and New York City corporation taxes.

The company has adopted the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109. Under SFAS No. 109, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. As of December 31, 2001, there were



1. Statement of Significant Accounting Policies (continued):

Income Taxes (continued):

no differences requiring deferral.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Concentration of Risk:

As of December 31, 2001, the U.S. Trust bank statement indicated a balance of $945,533 on deposit. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Commitments and Contingencies:

The company has four operating leases for seats on the New York Stock Exchange. Three leases are for an annual rent of $304,000 each payable in equal monthly installments of $25,833, expiring February 1, 2002. The fourth lease is for $25,000 per month, and expires on April 28, 2002. The company intends to renew these leases as they expire.

Future minimum lease payments are as follows:

2002	$177,499

2. Net Capital Requirements:

Bruce R. Doyle & Co., Inc. is subject to the Securities and Exchange Commission's



2. Net Capital Requirements:

Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, Bruce R. Doyle & Co., Inc. had net capital of $344,375 which was $305,422 in excess of its required net capital. Bruce R. Doyle & Co., Inc.'s net capital ratio was 2.7617 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Post-Retirement Benefits:

The company has a profit-sharing plan whereby it shares a portion of its profits with all employees who meet plan eligibility requirements. the plan includes a provision for salary deferral under Internal Revenue Code Section 401(k). Contributions to the plan are discretionary and are determined annually by the company. For the year ended December 31, 2001, contributions by the company to the plan were $34,740.



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bruce R. Doyle & Co., Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 509,456	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			509,456	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. *Total capital and allowable subordinated liabilities*			$ 509,456	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 87,502	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(87,502)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 421,954	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 421,954	3750
			OMIT PENNIES	

A. Non-allowable assets:

Overaged receivables	$ 27,067
Prepaid taxes	45,000
Miscellaneous receivable	7,500
Security deposit	7,935
	$ 87,502

B. Reconciliation with Bruce R. Doyle & Co., Inc. computation - included on Part IIA of Form X-17A-5 as of December 31, 2001 filed January 2002.

Net capital as reported on Bruce R. Doyle & Co., Inc. Part IIA unaudited focus report	$ 503,661
Net income adjustments	(81,707)
Net capital per above	$ 421,954

SEC 1696 7 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bruce R. Doyle & Co., Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6 2/3% of line 19)			$ 77,579	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 77,579	3760
14. Excess net capital (line 10 less 13)			$ 344,375	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 305,422	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 1,165,323	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ * 1,165,323	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 276.17	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Bruce R. Doyle & Co., Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2001 filed in January 2002:

Aggregate indebtedness as reported in Bruce R. Doyle & Co., Inc.'s Part IIA unaudited focus report	$ 1,085,058
Net income adjustments	80,265
Aggregate indebtedness as per above	$ 1,165,323



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Bruce R. Doyle & Co., Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

In planning and performing our audit of the financial statements of Bruce R. Doyle & Co., Inc. for the period ended December 31, 2001, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bruce R. Doyle & Co., Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Bruce R. Doyle & Co., Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Bruce R. Doyle & Co., Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Bruce R. Doyle & Co., Inc.'s practices and procedures were adequate at December 31, 2001, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2001 to December 31, 2001.

This report is intended solely for the use of Bruce R. Doyle & Co., Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other

regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 25, 2002



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2001

Bruce R. Doyle & Co., Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

In performing our audit of Bruce R. Doyle & Co., Inc. for the period ended December 31, 2001, we made adjustments that affected the December 31, 2001 focus report Form X-17A-5. The adjustments were as follows:

A) Decrease in income accrual	($ 3,131)
B) Increase in deposit account	1,689
C) Increase in accrued expenses	(80,265)
	($81,707)

The net capital after haircuts as reported on our December 31, 2001 audited report was $421,954; the net capital after haircuts as reported on the December 31, 2001 focus report Form X-17A-5 was $503,661. This report was not prepared by us. The difference between these figures is $81,707, as indicated above.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP